

November 3, 2010

Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
2029 South Westgate Avenue
Los Angeles, California 90025

> **Re:** **Platinum Studios, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed October 19, 2010**
> **File No. 333-168125**
>
> **Form 10-K**
> **Filed March 31, 2010**
> **File No. 333-145871**

Dear Mr. Rosenberg:

We have received your response to our prior comment letter to you on your Form S-1 dated August 31, 2010 and have the following additional comments.

We have also included comments regarding your Form 10-K filed on March 31, 2010 in this letter. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amended Form S-1 filed October 19, 2010

General

1. Please be advised that your outstanding comments concerning the Form 10-K must be resolved prior to the effectiveness of the Form S-1 registration statement.

2. We note your response to our prior comment three. Please file the June 4, 2010 investment agreement and update your Exhibit Index accordingly.

Our Business, page 20

Library of Characters, page 21

3. We note that you have removed Awesome Comics from the library table on page
   21. Please tell us why you have included a discussion of the 404 Awesome
   Comics characters in the accompanying discussion.

Plan of Distribution, page 48

4. We note your response to our prior comment 11. Please include the date for the
   market price shown in the first paragraph.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

Liquidity and Capital Resources (Unaudited), page 37

5. We note your response to our prior comment 13. Please revise the discussion of
   your plan to turn your financial situation around to discuss in quantitative terms.
   Additionally please identify and discuss each material obligation.

Form 10-K filed March 31, 2010

Description of Business, page 4

6. In regards to the $150,038,000 valuation of your library of material, which
   valuation appears to be through the first quarter of 2008, please revise to include a
   comparative update to the fiscal year ended December 31, 2009. In addition,
   include the consent of Sanli, Pastore & Hill. In the alternative, remove the
   disclosure.

Management's Discussion and Analysis, page 30

Net Revenue, page 30

7. Throughout your discussion, please provide more analysis of the disclosure
   provided. For example, you state that the decrease in net revenue was due to a
   decrease in rights and option fees for filmed entertainment, a decrease in
   merchandising licensing revenue, a decrease in comic book publishing revenue
   and a decrease in miscellaneous revenues, but you do not provide any analysis as
   to why these factors decreased. Please revise accordingly.

Expenses, page 30

Gain on settlement of debt, page 31

8. Please describe in greater detail how you determined the gain of $453,451 that you state was due to the final debt payment to the former Wowico partners.

Liquidity and Capital Resources, page 31

9. Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. Net loss is on an accrual basis rather than on a cash basis and therefore does not provide a sufficient basis for an investor to analyze the factors that causes increase or decreases in operating cash flow. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

10. Please provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. As part of your discussion, include any contingencies such as raising insufficient funds from financing.

Quantitative and Qualitative Disclosure about Market Risk, page 32

Market Risks, page 32

11. Please discuss in greater detail your British and Australian operations that are references in the first paragraph under the caption Market Risks.

Critical Accounting Policies and Estimates, page 33

12. Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, with regard to your intangible assets, it appears the significant judgment and uncertainty is the recoverability of the intangible assets and the accuracy of the estimated undiscounted future cash flows. However, your disclosure does not address how you made such judgment or the key assumptions involved. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. In addition, as critical accounting estimates and

assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available. Disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements. Refer to FR-72.

Notes to Consolidated Financial Statements, page 60

Note 1: Description of Business, page 60

13. We note your disclosure that you purchased Long Distance Films, Inc. to facilitate the financing and production of the film currently titled "Dead of Night". Please describe for us in greater detail the film financing arrangement, including the name of the entity that provided production funding and the amount of the debt included in your financial statements.

14. In addition, please tell us how you valued the 100 shares of Long Distance Films, Inc. common stock that you purchased and describe in greater detail the transaction and accounting treatment thereof.

Note 3: Summary of Significant Accounting Policies, page 60

Revenue Recognition, page 60

15. Please revise to provide your revenue recognition policy for all of your revenue streams. It appears that you should provide a revenue recognition policy for print publishing, digital publishing, merchandise/ licensing, and filmed entertainment.

Net Income/Loss per Share, page 64

16. Please provide all of the disclosure required by ASC 260-10-50-1.

Note 8: Commitments and Contingencies, page 71

17. Reference is made to risk factors on page 20. We note that you have unpaid tax liabilities of approximately $300,000 and that you have not filed tax returns for 2006, 2007, 2008. As this circumstance appears material to your financial statements, please provide disclosure here of these matter including the potential impact to your financial statements and liquidity.

18. In addition, disclose the amount of legal reserves that you have recorded for each of the matters disclosed for all periods presented.

Note 14: Film development Costs, page 78

19. Provide all of the disclosures required by ASC 926-20-50-1 to 50-4.

20. Considering your history of operating losses and negative cash flows from operations, please provide to us your analysis of the fair value of the programming underlining the capitalized film development cost. For guidance, refer to ASC 926-20-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Christopher H. Dieterich, Esq.
        Fax: (310) 312-6680